Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2025

The board (the “Board”) of directors (the “Directors”) of KANZHUN LIMITED (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) is pleased to announce the unaudited annual consolidated results of the Group for the year ended December 31, 2025 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2024. These annual results have been prepared under generally accepted accounting principles in the United States (“U.S. GAAP”) and reviewed by the audit committee (the “Audit Committee”) of the Board.

In this announcement, “we”, “us” and “our” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Year Ended December 31,
	2024	2025	Change (%)
	(RMB in thousands, except percentages)
Revenues	7,355,677	8,267,518	12.4%
Income from operations	1,172,946	2,464,101	110.1%
Income before income tax expenses	1,832,660	3,200,212	74.6%
Net income	1,567,026	2,690,467	71.7%
Adjusted net income (non-GAAP financial measure)	2,710,711	3,602,454	32.9%

NON-GAAP FINANCIAL MEASURE

In addition to net income, the Company also uses adjusted net income (non-GAAP financial measure) to evaluate operating performance. The Company defines adjusted net income (non-GAAP financial measure) as net income excluding share-based compensation expenses. Share-based compensation expenses are non-cash in nature and do not result in cash outflow.

The Company has included this non-GAAP financial measure because it is a key measure used by the Company’s management to evaluate operating performance, as it facilitates comparisons of operating performance from period to period. Accordingly, the Company believes that it provides useful information to investors and others in understanding and evaluating the Company’s operating results in the same manner as the Company’s management team and the Board do.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools; and when assessing the Company’s operating performance, investors should not consider it in isolation or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The table below sets forth an unaudited reconciliation of adjusted net income (non-GAAP financial measure) to net income for the periods indicated:

	For the year ended December 31,
	2024	2025
	(RMB in thousands)
Net income	1,567,026	2,690,467
Add: Share-based compensation expenses	1,143,685	911,987
Adjusted net income (non-GAAP financial measure)	2,710,711	3,602,454

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

For the year ended December 31, 2025, our average monthly active users (“MAU”)1 reached 60.7 million, representing a 14.5% increase from 53.0 million for the year ended December 31, 2024. Our average DAU2/MAU for the year ended December 31, 2025 achieved 24.4%. We have not only reinforced our market leadership but also validated the success of our strategy to penetrate diverse user segments, as evidenced by the growing proportion of blue-collar workers, users from lower-tier cities, and small-to-medium enterprise clients, underscoring our sustained growth potential.

In the past year, the Company continued to expand user coverage, achieving a steady growth in its market share by optimizing user experience and improving service quality. The Company achieved steady revenue growth and robust profitability enhancement. The Company also made positive progress in exploring new areas. On the one hand, we continued to accelerate the deployment of artificial intelligence (AI) products. On the other hand, we actively explored and attempted to provide enterprise users with results-oriented services and commercial products. At the same time, we made a good start in expanding recruitment services in new markets.

In 2025, with a steady recovery in demand from enterprise users, the recruitment demand across industries and functional categories showed a more balanced and healthy recovery trend, and the supply-demand relationship between job seekers and enterprise users gradually improved. In the blue-collar sector, the manufacturing industry recorded significant growth, which was attributable to the Company’s continuous investment in developing the blue-collar ecosystem. Transportation, logistics and warehousing, and urban services also achieved sound growth. AI-related technical positions saw strong growth, and major white-collar industries also showed a rebounding trend.

In the past year, the Company also achieved a continuous increase in profit, which was driven by enhanced marketing efficiency resulting from strong double-sided network effects and increased brand awareness. An efficient business model and operational leverage ensure that the Company achieves high-quality, sustainable profitability while maintaining steady revenue growth.

In terms of technology, the Company has made progress in comprehensively advancing the application and implementation of AI across all areas, including operations, management, recommendation technology, and user products. With respect to the model, the Company’s self- developed large language model “Nanbeige” recently ranked first among HuggingFace’s trending text models. With respect to the recommendation, the Company combined advanced large language models with its massive proprietary data to improve recommendation efficiency and matching accuracy. With respect to the product, the platform provided all job seekers with free tools such as AI job seeking assistant and AI interview coaching to enhance their job seeking experience and user engagement. At the same time, AI capabilities were fully integrated into the commercialization products for enterprise users, and various AI recruitment functions were in different stages of application, gray-scale testing or exploration, and have received positive feedback from users. At the same time, the Company is actively working to leverage AI capabilities to deliver performance and results-oriented commercial products and services, such as bulk job seeking intention delivery and intent connect, thereby enhancing the depth and value of its services.

[1]	MAU refers to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given month at least once.

[2]	DAU refers to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given day at least once.

The Company has achieved positive results in its expansion to markets beyond the Chinese mainland, with rapid user growth in pilot markets and steady improvements in key operational metrics, which have preliminarily validated the replicability of the Company’s business model. We will accelerate the rollout of our overseas operations and actively pursue opportunities in international markets.

In terms of sustainable development, the Company adhered to the philosophy of responsible and sustainable development. Its domestic and international mainstream ESG ratings continued to improve. Its S&P ESG score was greater than or equal to that of over 96% of its global peers. It was rated A by MSCI and AA by Wind. The Company was also included in a number of ESG indices of U.S. and Hong Kong stocks.

Management Commentary

Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company, remarked, “Throughout 2025, the Company achieved a steady and high-quality growth. The recruitment market showed signs of a structural recovery over the year; while further penetrating the blue-collar sector, the development of emerging technologies such as AI drove growth and recovery in recruitment demand within white-collar technical industries. The Company achieved positive results in both exploring cutting-edge AI technologies and deploying AI products. Its self- developed large language model Nanbeige ranked first among HuggingFace’s trending text models. On the product front, the Company leveraged AI capabilities to enhance recommendation accuracy and user experience while accelerating the commercialization of AI products.

The Company continues to increase shareholder returns, planning to allocate no less than 50% of the previous year’s adjusted net income annually to share buybacks and dividends over the next three years starting from 2026, while raising the buyback limit to US$400 million. This reflects the Company’s confidence in long-term growth and its commitment to sharing the benefits of its development with shareholders.”

Ms. Wenbei Wang, Deputy Chief Financial Officer of the Company, elaborated, “In the fourth quarter and full year of 2025, we delivered strong sets of financials, with quality growth for both top-line and profitability. Driven by continued user penetration and enhanced monetization capabilities through service innovation, the Company’s annual revenue grew by 12.4% year over year, further solidifying our industry-leading position as China’s largest online recruitment platform. The full-year profit margin reached record high and increased significantly year over year, demonstrating the strong operating leverage and superior cost control capabilities driven by our robust double-sided network effects.”

Our Platform

We connect job seekers and enterprise users in an efficient and seamless manner mainly through our highly interactive BOSS Zhipin mobile app, which together with our other mobile apps and mini programs create a vibrant network. We are relentlessly focused on enhancing user experience by delivering efficient, intuitive and convenient experience to them throughout the recruitment cycle.

We adopted the “direct recruitment model” that captures the essence of real-world recruitment scenario through innovatively embedding two-way communication and two-sided recommendation into the online recruitment process on a mobile-native platform, which has proven to be more efficient and effective, delivering better outcomes for both job seekers and enterprises.

Our Services

Our services are purposely designed for improving job hunting and recruitment efficiency to elevate user experience.

•	For enterprise user We provide direct recruitment services that allow enterprise users to post jobs, receive personalized candidate recommendations, engage in direct communication and receive resume upon mutual consent. We also offer an expanding range of value-added tools to further enhance recruitment efficiency.

•	For job seeker We provide job seeking services that allow job seekers to receive job recommendations, initiate direct chats and deliver resumes upon mutual consent. We also provide value-added tools that help them better prepare for their job hunt.

Our Monetization Model

We provide recruitment and job hunting services to both enterprise users and job seekers and generate most of our revenue from paid services offered to enterprise users.

For enterprise users, we offer direct recruitment services that allow them to post jobs and communicate with job seekers, which can be free or paid based on an innovative connection-oriented monetization strategy, supplemented by paid value-added tools to further enhance their recruitment efficiency as part of our overall recruitment services to the enterprise users.

For job seekers, we offer job seeking services to communicate with employers for free and paid value-added tools to help job seekers better prepare for their job hunt and assess their candidacy.

Sales and Marketing

We empower our sales team with our proprietary CRM system by helping them find employers with demand and willingness to engage in bulk purchase or pay for more tailored services, which facilitates our sales team to reach out with these employers. This allows us to channel our data-driven insights into the sales process and drive conversion.

We pay to acquire user traffic from online third-party channels, mainly including app stores, search engines, info feeds and social networking platforms. We also benefit from organic traffic through word-of-mouth and brand recognition. We believe brand recognition is critical to our ability to continue to attract new users. To promote our brand image, we have launched various marketing initiatives, including outdoor advertising, TV advertising, video advertising, and marketing campaigns in major national and international events.

Share Offer

During the Reporting Period, the Company conducted an offering of Class A ordinary shares (the “Share Offer”), which became unconditional on July 4, 2025. The total number of Class A ordinary shares (the “Shares”) offered (the “Offer Shares”) is 34,500,000 Shares. As a result of the reallocation, the final number of Offer Shares offered to the public in Hong Kong under the Hong Kong public offering was adjusted to 10,350,000 Shares, representing 30% of the number of Offer Shares available under the Share Offer (after full exercise of the offer size adjustment option), and the final number of Offer Shares placed with selected professional, institutional and other investors under the international offering was adjusted to 24,150,000 Shares, representing 70% of the total number of Offer Shares available under the Share Offer (after full exercise of the offer size adjustment option). Dealing in the Offer Shares on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) commenced at 9:00 a.m. on July 4, 2025.

Based on the Offer Price of HK$66.00 per Offer Share, the net proceeds from the Share Offer (after full exercise of the offer size adjustment option) are approximately HK$2.2 billion, after deducting estimated underwriting fees and other expenses payable. The aggregate nominal value of the Offer Shares is US$3,450 based on 34,500,000 Offer Shares and the closing price of the Shares on the Hong Kong Stock Exchange on June 24, 2025, being the date of the Hong Kong underwriting agreement, was HK$68.40 per Share.

The Share Offer is intended to further enhance the Company’s financial flexibility, broaden the Company’s shareholder base, improve stock liquidity, and support the Group’s healthy and sustainable development.

For further details of the Share Offer, please refer to the announcements of the Company dated June 24, 2025, June 25, 2025, June 30, 2025, July 3, 2025 and July 4, 2025 and the prospectus issued by the Company dated June 25, 2025.

Annual Dividend in 2025

In October 2025, the Company distributed an annual cash dividend of approximately US$77.9 million (representing US$0.084 per ordinary share, or US$0.168 per ADS), to holders of ordinary shares and holders of ADSs.

Recent Developments

Annual Dividend Policy and Share Repurchase Program

The Board has approved an annual dividend policy (the “Dividend Policy”), pursuant to which the Board intends to declare and distribute a dividend each year in accordance with the memorandum and articles of association of the Company and applicable laws and regulations. Under the Dividend Policy, the determination to make dividend distributions and the amount of such distributions in any particular annual period will be made at the discretion of the Board upon review of the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Under the Dividend Policy, and subject to the Board’s final determination and the prevailing market conditions, the Company currently expects that for each of the next three years starting from 2026, to allocate no less than 50% of the Company’s adjusted net income (a non-GAAP financial measure) of the preceding fiscal year for distribution of dividend and share repurchases.

The Board may adjust its share repurchase and dividend plan at its discretion based on financial performance, capital requirements, market conditions, and other relevant factors, and will provide timely update to shareholders of the Company (the “Shareholders”) as and when appropriate in accordance with applicable laws and regulations.

On March 18, 2026, the Board approved amendments to the existing share repurchase program, increasing the total authorization under the program to repurchase up to US$400 million of the Company’s shares (including ADSs) over the extended term of the program through August 28, 2027, in a sign of confidence about the Company’s continued growth in the future.

Business Outlook

In 2026, we will continue to expand our user base, focus on structural incremental markets, and enhance user satisfaction while increasing brand reputation.

We are committed to enhancing the user experience, deepening our understanding of the needs of different user segments, and meeting a broader range of job-seeking and recruitment demand by refining our service capabilities.

We will continue to invest in AI, accelerate the integration and application of AI technologies in business scenarios, drive results-oriented product upgrades, and expand our commercial opportunities.

With regard to our overseas operations, we will build on our existing product portfolio to accelerate user growth and further expand the depth and breadth of our services in overseas markets.

In 2026, the Company will increase its returns to shareholders and continue to share with them the fruits of the Company’s high-quality development and the long-term value of sustainable growth.

MANAGEMENT DISCUSSION AND ANALYSIS
	For the year ended December 31,
	2024	2025
	(RMB in thousands)
Revenues
Online recruitment services to enterprise customers	7,270,026	8,192,714
Others	85,651	74,804
Total revenues	7,355,677	8,267,518
Operating cost and expenses
Cost of revenues(1)	(1,239,712)	(1,235,153)
Sales and marketing expenses(1)	(2,073,052)	(1,693,245)
Research and development expenses(1)	(1,815,809)	(1,653,601)
General and administrative expenses(1)	(1,093,949)	(1,199,367)
Total operating cost and expenses	(6,222,522)	(5,781,366)
Other operating income/(expenses), net	39,791	(22,051)
Income from operations	1,172,946	2,464,101
Interest and investment income, net	625,282	705,963
Foreign exchange (loss)/gain	(68)	11,161
Other income, net	34,500	18,987
Income before income tax expenses	1,832,660	3,200,212
Income tax expenses	(265,634)	(509,745)
Net income	1,567,026	2,690,467

Note:

(1)       Share-based compensation expenses were allocated as follows:

	For the year ended December 31,
	2024	2025
	(RMB in thousands)
Cost of revenues	43,332	22,550
Sales and marketing expenses	280,668	239,800
Research and development expenses	421,411	317,653
General and administrative expenses	398,274	331,984
Total	1,143,685	911,987

Revenues

Our revenues primarily come from online recruitment services provided to paid enterprise customers. Our revenues increased by 12.4% from RMB7,355.7 million in 2024 to RMB8,267.5 million in 2025. This increase was primarily driven by the paid enterprise customer growth. In particular, revenues from online recruitment services to enterprise customers increased by 12.7% from RMB7,270.0 million in 2024 to RMB8,192.7 million in 2025. Revenues from other services, which mainly comprise paid value-added services offered to job seekers, decreased from RMB85.7 million in 2024 to RMB74.8 million in 2025. The decrease was mainly driven by the optimization of certain value-added features. The Company simplified these offerings to enhance the value proposition for job seekers, prioritizing platform engagement and long-term ecosystem growth.

Cost of Revenues

Our cost of revenues was RMB1,235.2 million in 2025, relatively flat with RMB1,239.7 million in 2024. The decreases in employee-related expenses and rental expenses were largely offset by the increase in payment processing cost.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 18.3% from RMB2,073.1 million in 2024 to RMB1,693.2 million in 2025, which was primarily attributable to decreases in advertising and marketing expenses, employee-related expenses and rental expenses.

Research and Development Expenses

Our research and development expenses decreased by 8.9% from RMB1,815.8 million in 2024 to RMB1,653.6 million in 2025, which was primarily attributable to a decrease in employee-related expenses.

General and Administrative Expenses

Our general and administrative expenses increased by 9.6% from RMB1,093.9 million in 2024 to RMB1,199.4 million in 2025, which was mainly due to an impairment of intangible assets.

Income from Operations

As a result of the foregoing, our income from operations increased by 110.1% from RMB1,172.9 million in 2024 to RMB2,464.1 million in 2025.

Income Tax Expenses

Our income tax expenses increased by 91.9% from RMB265.6 million in 2024 to RMB509.7 million in 2025, which was mainly due to the growth in income before income tax expenses as well as the provision of a top-up tax of RMB37.6 million under the Pillar Two rules and withholding tax of RMB14.7 million.

Net Income

Our net income increased by 71.7% from RMB1,567.0 million in 2024 to RMB2,690.5 million in 2025.

Liquidity and Capital Resources

During the Reporting Period, we funded our cash requirements primarily through cash generated from operations. As of December 31, 2025, our cash and cash equivalents, short-term time deposits and short-term investments totalled RMB19.9 billion, and net cash provided by operating activities for 2025 was RMB4.6 billion.

Interest-bearing Bank and Other Borrowings

As of December 31, 2025, the Group did not have any interest-bearing bank and other borrowings.

Significant Investments

As of December 31, 2025, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total consolidated assets as of December 31, 2025).

Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associates or joint ventures during the Reporting Period.

Pledge of Assets

As of December 31, 2025, the Group did not have any pledge of assets.

Future Plans for Material Investments and Capital Assets

As of December 31, 2025, the Group did not have any detailed future plans for material investments or capital assets.

Gearing Ratio

Gearing ratio equals total debt divided by total equity as of the end of the period. Total debt is defined as interest-bearing borrowings. As of December 31, 2025, the Group’s gearing ratio was nil as the Group had no interest-bearing borrowings.

Foreign Exchange Exposure

Substantially all of our revenues and the majority of our expenses are denominated in RMB. We have not used any derivative financial instruments to hedge exposure to foreign currency exchange risk arising from the U.S. dollar-denominated cash and cash equivalents, short-term time deposits and short-term investments. However, we monitor this risk by periodically reviewing foreign currency exchange rates and will consider hedging significant foreign currency exposure should the need arise. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollars would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollars against the RMB would have a negative effect on the U.S. dollars amounts available to us.

Contingent Liabilities

As of December 31, 2025, the Company had no material contingent liabilities.

Capital Commitment

As of December 31, 2025, the Group had no material capital commitment.

Employees and Remuneration Policies

As of December 31, 2025, the Group had a total of 4,884 employees. The following table sets forth the total number of full-time employees by function as of December 31, 2025:

Function	Number of employees	% of total
Sales and marketing	2,663	54.5%
Research and development	1,131	23.2%
Operations	722	14.8%
General administration	368	7.5%
Total	4,884	100.0%

As part of our retention strategy, we offer employees competitive salaries, incentive share grants and other incentives. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group purchased employer’s liability insurance and additional commercial health insurance to increase insurance coverage of its employees.

The Group has established a performance-oriented incentive system, including the “Compensation and Bonus System” and the “Regulations on Rewards and Punishments and Labor Discipline” to offer industry-competitive remuneration and continuously motivate outstanding talent. Additionally, the Company has implemented a long-term incentive mechanism, and adopted the 2020 Share Incentive Plan and the Post-IPO Share Scheme.

The Company is mindful of current employees’ development path. In consideration of the Company’s current and future business needs and pain points, we conduct vocational skill improvement training for employees. We help current employees improve their general and professional skills through training channels such as the Foundation Stone Program, online business training, and sales skills training.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of Shareholders and to enhance corporate value and accountability.

Compliance with the Corporate Governance Code

During the Reporting Period, the Company has complied with all the code provisions of the Corporate Governance Code (the “Corporate Governance Code”) set forth in Part 2 of Appendix C1 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”), save and except for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. The Company deviates from this provision because Mr. Peng Zhao (“Mr. Zhao”) performs both the roles of the chairman of the Board and the chief executive officer of the Company. Mr. Zhao is the founder of the Group and has extensive experience in the business operations and management of the Group. The Board believes that vesting the roles of both chairman of the Board and chief executive officer to Mr. Zhao has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. This structure will enable the Company to make and implement decisions promptly and effectively. The Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees and independent non-executive Directors. The Board will continue to review and consider segregating the roles of chairman and the chief executive officer of the Company from time-to-time, and may recommend dividing the two roles between different people in the future, taking into account the circumstances of the Group as a whole.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Trading of Securities Policy (the “Code”), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by the Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made to all the Directors and the relevant employees, and they have confirmed that they have complied with the Code during the Reporting Period.

BOARD COMMITTEES

The Board has established four committees, namely, the Audit Committee, the compensation committee of the Board, the nomination committee of the Board and the corporate governance committee of the Board, for overseeing particular aspects of the Company’s affairs. Each of these committees is established with defined written terms of reference. The terms of reference of these board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

Audit Committee

The Board has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are, among other things, to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, review the adequacy of our internal control over financial reporting, and review all related party transactions for potential conflict of interest situations and approving all such transactions.

The Audit Committee comprises three independent non-executive Directors, namely Ms. Hongyu Liu, Mr. Yonggang Sun, and Mr. Yan Li. Ms. Hongyu Liu, being the chairperson of the Audit Committee, has the related financial management expertise required under Rules 3.10(2) and 3.21 of the Listing Rules.

The Audit Committee has reviewed the unaudited annual results of the Group for the year ended December 31, 2025 and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Group and internal control and financial reporting matters with senior management members of the Company. There is no disagreement between the Board and the Audit Committee regarding the accounting treatment adopted by the Group.

The unaudited financial information disclosed in this announcement is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report for the year ended December 31, 2025 is still in progress. The figures in respect of the Group’s unaudited condensed consolidated statements of comprehensive income, unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of cash flows and the related notes thereto for the year ended December 31, 2025 as set out in the announcement have been agreed by the Company’s auditor, PricewaterhouseCoopers, to the amounts set out in the Group’s draft consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement and consequently no opinion or assurance conclusion has been expressed by PricewaterhouseCoopers on this announcement.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

During the Reporting Period, the Company conducted the Share Offer, details of which are set out in the section headed “Share Offer” above.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s securities listed on the Hong Kong Stock Exchange (including the sale of treasury shares as defined under the Listing Rules) or on the Nasdaq during the Reporting Period. As of December 31, 2025, the Company did not hold any treasury shares.

Material Litigation

The Company was not involved in any material litigation or arbitration during the Reporting Period. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Group during the Reporting Period.

Dividend

The Board did not recommend any final dividend for the year ended December 31, 2025.

Significant Events After the Reporting Period

No significant events that might affect the Company have occurred since the end of the Reporting Period and up to the date of this announcement.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
	Note	2024	2025
		(RMB in thousands, except share and per share data)
Revenues
Online recruitment services to enterprise customers		7,270,026	8,192,714
Others		85,651	74,804
Total revenues	3	7,355,677	8,267,518
Operating cost and expenses
Cost of revenues		(1,239,712)	(1,235,153)
Sales and marketing expenses		(2,073,052)	(1,693,245)
Research and development expenses		(1,815,809)	(1,653,601)
General and administrative expenses		(1,093,949)	(1,199,367)
Total operating cost and expenses		(6,222,522)	(5,781,366)
Other operating income/(expenses), net		39,791	(22,051)
Income from operations		1,172,946	2,464,101
Interest and investment income, net		625,282	705,963
Foreign exchange (loss)/gain		(68)	11,161
Other income, net		34,500	18,987
Income before income tax expenses		1,832,660	3,200,212
Income tax expenses	4	(265,634)	(509,745)
Net income		1,567,026	2,690,467
Net loss attributable to non-controlling interests		17,638	44,873
Net income attributable to ordinary shareholders of KANZHUN LIMITED		1,584,664	2,735,340
Weighted average number of ordinary shares used in computing net income per share	5
– Basic		881,882,225	901,033,318
– Diluted		909,228,757	926,992,531
Net income per share attributable to ordinary shareholders of KANZHUN LIMITED	5
– Basic		1.80	3.04
– Diluted		1.74	2.95
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustments		154,202	(256,618)
Net change in unrealized gains on available-for-sale investments
– Unrealized gains		1,701	75,653
– Reclassification of gains to net income		–	(31,209)
Unrealized gains on available-for-sale investments, net of reclassification		1,701	44,444
Total other comprehensive income/(loss)		155,903	(212,174)
Total comprehensive income		1,722,929	2,478,293
Comprehensive loss attributable to non-controlling interests		17,487	45,186
Comprehensive income attributable to ordinary shareholders of KANZHUN LIMITED		1,740,416	2,523,479

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2024	2025

		(RMB in thousands)
ASSETS
Current assets
Cash and cash equivalents		2,553,090	4,104,917
Short-term time deposits		5,488,631	6,390,158
Short-term investments	6	6,639,389	9,450,244
Accounts and notes receivable, net	7	40,713	33,137
Inventories		3,042	2,395
Amounts due from related parties		7,258	9,241
Prepayments and other current assets	8	368,260	365,205
Total current assets		15,100,383	20,355,297
Non-current assets
Long-term time deposits		–	782,460
Long-term investments	6	1,914,530	1,898,178
Property, equipment and software, net		1,733,786	1,245,022
Right-of-use assets, net		302,856	161,452
Intangible assets, net		252,589	100,909
Goodwill		6,528	6,528
Deferred tax assets		–	18,168
Total non-current assets		4,210,289	4,212,717
Total assets		19,310,672	24,568,014
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	9	110,668	119,966
Deferred revenue		3,084,839	3,235,959
Other payables and accrued liabilities	10	815,767	921,319
Operating lease liabilities, current		180,782	94,016
Total current liabilities		4,192,056	4,371,260
Non-current liabilities
Operating lease liabilities, non-current		121,345	64,027
Deferred tax liabilities		34,451	51,689
Total non-current liabilities		155,796	115,716
Total liabilities		4,347,852	4,486,976
Total shareholders’ equity		14,962,820	20,081,038
Total liabilities and shareholders’ equity		19,310,672	24,568,014

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2024	2025

	(RMB in thousands)
Net cash provided by operating activities	3,542,495	4,552,371
Net cash used in investing activities	(2,016,899)	(4,608,212)
Net cash (used in)/provided by financing activities	(1,460,539)	1,654,508
Effect of exchange rate changes on cash and cash equivalents	15,074	(46,840)
Net increase in cash and cash equivalents	80,131	1,551,827
Cash and cash equivalents at beginning of the year	2,472,959	2,553,090
Cash and cash equivalents at end of the year	2,553,090	4,104,917

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL INFORMATION

KANZHUN LIMITED (the “Company”) was incorporated under the laws of the Cayman Islands on January 16, 2014. The Company, through its subsidiaries, consolidated variable interest entity (the “VIE”) and VIE’s subsidiaries (collectively referred to as the “Group”), is primarily engaged in providing online recruitment services through a platform named “BOSS Zhipin” in the People’s Republic of China (the “PRC” or “China”).

2.	BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. Significant accounting policies applied are consistent with those of the consolidated financial statements of the preceding fiscal year.

3.	REVENUES

The Group defines enterprise customers who contributed revenues of RMB50,000 or more annually as key accounts, who contributed revenues between RMB5,000 and RMB50,000 annually as mid-sized accounts, and who contributed revenues of RMB5,000 or less annually as small-sized accounts. Revenues by source consist of the following:

	For the year ended December 31,
	2024	2025

	(RMB in thousands)
Online recruitment services to enterprise customers	7,270,026	8,192,714
– Key accounts	1,771,638	2,070,533
– Mid-sized accounts	2,543,363	2,666,365
– Small-sized accounts	2,955,025	3,455,816
Others	85,651	74,804
Total	7,355,677	8,267,518

For revenues from online recruitment services to enterprise customers, RMB5,575.2 million and RMB6,594.7 million were recognized over time for the years ended December 31, 2024 and 2025, respectively; RMB1,694.8 million and RMB1,598.0 million were recognized at a point in time for the years ended December 31, 2024 and 2025, respectively.

4.	INCOME TAX

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, no Cayman Islands withholding tax will be imposed upon payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on taxable income generated from operations in Hong Kong. Additionally, payments of dividends by subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Chinese mainland

Under the PRC Enterprise Income Tax Law (the “EIT Law”), domestic enterprises and foreign invested enterprises are subject to a uniform enterprise income tax rate of 25%. In accordance with the implementation rules of the EIT Law, a qualified High and New Technology Enterprise (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years and could be re-applied when the prior certificate expires. The consolidated VIE is qualified as a HNTE and enjoys a preferential income tax rate of 15% for the years presented. In 2025, one of the Group’s subsidiaries was also recognized as a HNTE, and is therefore entitled to the 15% preferential income tax rate for the year ended December 31, 2025.

According to relevant laws and regulations promulgated by the State Taxation Administration (“STA”) of the PRC effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim 175% of their qualified research and development expenses incurred as tax deductible expenses (“Super R&D Deduction”) when determining their assessable profits for the year. Pursuant to the announcement issued by the STA of the PRC and other government authorities in September 2022, the Super R&D Deduction rate increased to 200% for the period from October 1, 2022 to December 31, 2022. In March 2023, the STA of the PRC further announced that the 200% Super R&D Deduction rate would continue to be applied from January 1, 2023.

Under the EIT Law, dividends distributed by foreign-invested enterprises to their immediate holding companies outside of the Chinese mainland are generally subject to a 10% withholding tax. A lower withholding tax rate of 5% is applicable if immediate holding companies with at least 25% equity interest in the foreign-invested enterprises are incorporated in Hong Kong and meet the relevant requirements pursuant to the tax arrangement between Chinese mainland and Hong Kong. As of December 31, 2025, the Company’s Hong Kong subsidiary, Techfish Limited, was recognized as a qualified subsidiary, and dividends distributed to it from subsidiaries in the Chinese mainland were eligible for a lower withholding tax rate of 5%. For the year ended December 31, 2025, the Group recorded RMB14.7 million withholding tax expenses associated with earnings distributed and expected to be distributed from its foreign-invested enterprises to the Hong Kong subsidiary.

Pillar Two rules

The Group is subject to the Pillar Two rules published by the Organisation for Economic Co-operation and Development, which impose a top-up tax on profits arising in jurisdictions where the effective tax rate, calculated on a jurisdictional basis, is below the minimum rate of 15%. The corresponding Pillar Two legislation was enacted in Hong Kong and became effective for the year ended December 31, 2025. In accordance with the requirements of Hong Kong’s Pillar Two legislation, the Group recognized current income tax expenses of RMB37.6 million for the year ended December 31, 2025, reflecting the current estimate of the top-up tax exposure borne by the Group.

Components of income tax expenses are as follows:

	For the year ended December 31,
	2024	2025

	(RMB in thousands)
Current income tax expenses	257,096	530,677
Deferred income tax expenses/(benefit)	8,538	(20,932)
Total	265,634	509,745

5.	NET INCOME PER SHARE

The computation of basic and diluted net income per share for the years ended December 31, 2024 and 2025 is as follows:

	For the year ended December 31,
	2024	2025

	(RMB in thousands, except share and per share data)
Numerator
Net income attributable to ordinary shareholders of KANZHUN LIMITED	1,584,664	2,735,340

Denominator
Weighted average number of ordinary shares used in computing basic net income per share	881,882,225	901,033,318
Dilutive effect of share-based awards	27,346,532	25,959,213
Weighted average number of ordinary shares used in computing diluted net income per share	909,228,757	926,992,531

Net income per share attributable to ordinary shareholders of KANZHUN LIMITED
– Basic	1.80	3.04
– Diluted	1.74	2.95

6.	INVESTMENTS

	As of December 31,
	2024	2025

	(RMB in thousands)
Short-term investments
– Wealth management products	4,640,283	9,095,836
– Fixed rate notes	1,997,243	354,408
– Listed equity securities	1,863	–
Total short-term investments	6,639,389	9,450,244

Long-term investments
– Fixed rate notes	1,607,361	1,655,884
– Unlisted equity securities	206,391	192,267
– Wealth management products	100,778	50,027
Total long-term investments	1,914,530	1,898,178

7.	ACCOUNTS AND NOTES RECEIVABLE, NET

An aging analysis of accounts and notes receivable as of December 31, 2024 and 2025, based on recognition date and net of credit loss allowance, is as follows:

	As of December 31,
	2024	2025
	(RMB in thousands)
Within 3 months	32,477	20,334
Between 3 months and 6 months	4,890	4,347
Between 6 months and 1 year	2,050	2,498
More than 1 year	1,296	5,958
Total	40,713	33,137

8.	PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31,
	2024	2025
	(RMB in thousands)
Prepaid income tax and value-added tax	60,675	119,604
Receivables related to the exercise of share-based awards*	56,062	68,564
Receivables from third-party online payment platforms	49,814	63,188
Deposits	73,218	54,361
Prepaid advertising expenses and service fees	44,799	26,761
Staff loans and advances	14,429	12,769
Others	69,263	19,958
Total	368,260	365,205

*	It mainly represents receivables from a third-party share option brokerage platform for the exercise of share-based awards due to the timing of settlement.

9.	ACCOUNTS PAYABLE

	As of December 31,
	2024	2025
	(RMB in thousands)
Payables for purchase of property, equipment and software	33,945	47,978
Payables for server custody fees	39,391	38,778
Payables for advertising expenses	16,458	25,164
Others	20,874	8,046
Total	110,668	119,966

An aging analysis of accounts payable as of December 31, 2024 and 2025, based on recognition date, is as follows:

	As of December 31,
	2024	2025
	(RMB in thousands)
Within 3 months	91,950	103,744
Between 3 months and 6 months	2,827	4,558
Between 6 months and 1 year	8,467	6,330
More than 1 year	7,424	5,334
Total	110,668	119,966

10.	OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31,
	2024	2025
	(RMB in thousands)
Salary, welfare and bonus payable	429,566	502,670
Tax payable	115,192	211,487
Advance from customers*	90,161	114,044
Deposits	51,402	41,994
Consideration payable for share repurchase	93,475	22,231
Others	35,971	28,893
Total	815,767	921,319

*	It represents advance payments from customers, which are refundable under certain conditions and could be used to exchange for the Group’s services.

11.	DIVIDENDS

On August 20, 2025, the board of directors of the Company approved an annual cash dividend of US$0.084 per ordinary share, or US$0.168 per American depositary share. The aggregate amount of the special dividend was approximately US$77.9 million, which was fully paid in October 2025.

No dividend was declared during the year ended December 31, 2024.

PUBLICATION OF THE ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the respective websites of the Hong Kong Stock Exchange (https://www.hkexnews.hk/) and the Company (https://ir.zhipin.com/). The annual report of the Company for the year ended December 31, 2025 will be made available on the above websites in due course.

By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, March 18, 2026

As of the date of this announcement, the Board comprises Mr. Peng Zhao, Mr. Xu Chen, Mr. Tao Zhang, Ms. Xiehua Wang and Ms. Yang Mu as the executive directors, Mr. Haiyang Yu as the non-executive director, Mr. Yonggang Sun, Mr. Yan Li and Ms. Hongyu Liu as the independent non-executive directors.